UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):	April 6, 2015 (April 1, 2015)

COVER-ALL TECHNOLOGIES INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-09228	13-2698053

(State or Other Jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of Incorporation)

412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960
(Address of Principal Executive Offices)

Registrant's telephone number, including area code	(973) 461-5200

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On April 1, 2015, Cover-All Technologies Inc. (the “Company”) issued a press release announcing that Majesco has become eligible to apply for listing on the NYSE MKT and has filed a listing application with the NYSE MKT. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Current Report on Form 8-K includes certain statements that the Company believes are, or may be considered to be, “forward looking statements” within the meaning of various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward looking statements generally can be identified by statements that include the phrases “estimates”, “believes” and “expects” or other similar statements. All of these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated April 1, 2015

[Signature on following page.]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COVER-ALL TECHNOLOGIES INC.

By:	/s/ Ann Massey
Ann Massey, Chief Financial Officer

Date: April 6, 2015

Index to Exhibits

Exhibit No.	Description
Exhibit 99.1	Press Release, dated April 1, 2015.